Exhibit 99.1

Kenon Holdings Ltd. Announces Partial Sale of and Collar Transaction relating to a
Portion of its Shares in ZIM Integrated Shipping Services Ltd.

Singapore, June 6, 2024. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces that it has sold 5,000,000 of the ordinary shares of ZIM Integrated Shipping Services Ltd. (“ZIM”) owned by Kenon and that it has entered into a collar transaction with an investment bank (the “Collar Counterparty”) relating to an additional 5,000,000 ZIM ordinary shares owned by Kenon.

Prior to these transactions, Kenon held 24,843,478 shares in ZIM, representing 20.7% of ZIM’s outstanding shares.

Kenon will receive net proceeds of $110,600,000 from the sale of 5,000,000 ZIM shares, which will reduce Kenon’s stake to 16.5% of ZIM’s outstanding shares.

The additional 5,000,000 ZIM shares subject to the collar transaction represent 4.2% of ZIM’s outstanding shares.

The collar transaction involves the purchase of a put option from the Collar Counterparty at an exercise price representing a discount to yesterday’s closing price and the grant of a call option to the Collar Counterparty at an exercise price representing a premium to yesterday’s closing price.  The collar transaction has a two year term with settlement either in cash or in the ZIM shares.

The collar transaction enables Kenon to retain exposure to potential upside in ZIM’s shares up to the call price, while limiting the impact of potential decline in the share price.  The collar arrangement will provide for cash proceeds of approximately $155 million in the event the call option is exercised and cash proceeds of approximately $100 million to Kenon in the event the put option is exercised, in each case assuming share settlement.  The collar is unfunded, and therefore under the terms of the collar transaction Kenon will not receive proceeds unless and until the options are exercised at maturity.

Kenon will deposit the shares subject to the collar into an account pledged to the Collar Counterparty, with the Collar Counterparty having rehypothecation rights over such shares. The Collar Counterparty shall be entitled to part of the dividends paid in respect of the shares subject to the collar, in accordance with the collar agreement methodology.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the sale of ZIM shares and the collar transaction, including that the collar enables Kenon to retain exposure to potential upside and limits exposure to potential decline in ZIM’s shares and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include the risks related to the sale of ZIM shares and the collar transaction, including risks relating to future trading prices of ZIM’s shares and impact on the outcome and potential proceeds of the collar transaction and other risks including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.